UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Arista Networks, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

040413106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 040413106

1.	Names of Reporting Persons The 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,223,121 (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 14,223,121 (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 14,223,121 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 22.07%
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Arista Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5453 Great America Parkway
Santa Clara, CA 95054

Item 2.

(a)-(c)Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by The 2010 David R. Cheriton Trust, South Dakota Trust Company LLC, as Trustee of The 2010 David R. Cheriton Trust, 201 South Phillips Ave., Suite 200, Sioux Falls, South Dakota 57104. The Trust is a resident of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

040413106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010 (the “Trust”) is deemed to be the beneficial owner of 14,223,121 shares of common stock. The Trust holds no options to purchase shares of common stock.

(b)	Percent of class: The Trust’s percentage ownership is calculated based on 64,425,460 shares of common stock outstanding as of as October 31, 2014 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 14,223,121 shares (See item 4(a) above).

(ii)	Shared power to vote or to direct the vote: 0 shares (See item 4(a) above).

(iii)	Sole power to dispose or to direct the disposition of: 14,223,121 shares (See item 4(a) above).

(iv)	Shared power to dispose or to direct the disposition of: 0 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2015
Date /s/ Jeanice Caselli
Jeanice Caselli, Vice President and Trust Officer South Dakota Trust Company LLC as Trustee of The 2010 David R. Cheriton Trust